
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 13, 2014

Via E-mail
Jonathan Litt
Founder & CIO
LANDandBUILDINGS
1 Landmark Square, 7th Floor
Stamford, CT 06901

Re: **Associated Estates Realty Corporation**
Soliciting materials filed pursuant to Exchange Act Rule 14a-12
Filed November 17, 2014 and January 28 and February 27, 2015
Filed by Land & Buildings Investment Management, LLC, et al.
File No. 1-12486

Dear Mr. Litt:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filings or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments.

Soliciting Materials filed November 17, 2014

1.   Refer to the statement "[r]educe bloated G&A expense that has been *amplified* by the multiple Friedman family members on the dole." Emphasis added. Please either provide support for the conclusion that the employment of Friedman family members has particularly amplified G&A expense, as compared to what G&A expense would be if others held such positions, or avoid making this or similar statements in future filings.

2.   Refer to the statement "[h]alt further equity issuances below NAV except in the most extenuating of circumstances." Please provide support for the implication that the Company has issued or plans to issue equity below NAV. Please also disclose such support in future filings that include this or similar statements. Such disclosure should include the specific NAV and equity issuance prices referenced and how the NAV was calculated.

Soliciting Materials filed January 28, 2015

3.   Refer to the statement on slide 11 "[e]stimated $1,000 in turn costs makes it difficult to maximize revenue with three-month leases." Please provide support for how the turn costs estimate was calculated. Please also disclose such support in future filings that include this or similar statements.

4.   Refer to the statement on slide 12 "The Edge at Flagler Village is an A+ asset in lease-up in a red hot Fort Lauderdale market, but AEC is bafflingly offering concessions." It is our understanding that AEC does not currently own the Fort Lauderdale property and therefore does not control the rent. Please either provide support for the conclusion that AEC can offer such concessions or correct this disclosure in future soliciting material.

Soliciting Materials filed February 27, 2015

5.   Refer to the statements under the caption "Potential Upside for Shareholders" regarding a $31 per share NAV and a $37 per share fair value. SEC Release 34-16833 (May 23, 1980) indicates that valuation claims included in proxy materials be made "in good faith and on a reasonable basis and [be] accompanied by disclosure which facilitates shareholders' understanding of the basis for and the limitations on the projected realizable values." Please provide us with the basis for all such estimates including any assumptions, qualifications or limitations. In addition, please confirm that the next solicitation subject to becoming a publicly-filed communication will include the basis for such estimates in accordance with the cited interpretive release, or advise.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions